October 8, 2008

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street

Washington, D.C.  20549-0405

Re:	Response of Schweitzer-Mauduit International, Inc.
to Comment Letter from the Securities and Exchange
Commission dated September 30, 2008
Commenting on Form 10-K for the year ended December 31, 2007 filed March 7, 2008
File No. 001-13948
Definitive Proxy Statement on Schedule 14A
Filed March 7, 2008
File No. 001-13948

Dear Mr. Reynolds:

Attached is the response of Schweitzer-Mauduit International, Inc. (the “Company” or “registrant” or “SWM”) to the Securities and Exchange Commission’s (the “Commission” or “Staff”) comment dated September 30, 2008 to the Company’s response dated September 25, 2008 in conjunction with the original comment letter from the Commission dated July 1, 2008 on the above identified disclosure documents filed by the Company. We have attempted to fully respond and to provide information that would assist in more fully understanding our disclosures.

The Company’s response to the Commission’s comment follows as set forth in your September 30, 2008 letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 97

1.                                       We note your response to comment five in our letter dated July 1, 2008, and we reissue that comment.  We note your statement that your disclosure under “Comprehensive Compensation Discussion and Analysis” in your definitive proxy statement is not incorporated by reference from your definitive proxy statement. We also note that your disclosure under “Comprehensive Compensation Discussion and Analysis” appears to furnish the information required by Item 402(b) of Regulation S-K and that the Compensation Committee Report on page 25 of your definitive proxy statement states: “the Compensation Committee recommended to the Board of Directors that the Comprehensive Compensation Discussion & Analysis be included in the Company’s Proxy Statement and incorporated by reference in the Company’s Annual Report in its Form 10-K.” Please amend your filing so that it complies with Item 11 of Form 10-K.

Response:  As a result of the reissuance of this comment, we have now filed on October 7, 2008, Amendment No. 1 to our Form 10-K for the year-ended December 31, 2007 to amend Item 11.  As expressed in our prior responses, we felt that shareholders had been provided with and were fully informed of the information that is now being  incorporated by reference into Item 11 of the Form 10-K.  Since the Commission rejected our proposal to “cure” an inadvertent omission of this information from our Form 10-K by incorporating it into our upcoming filing on Form 10-Q, we acceded to your request.

We are hopeful that this letter resolves the Staff’s concerns with regard to this comment.  If it does not, we would appreciate the opportunity to discuss the comment with you.  Please call me at (770) 569-4278 to arrange for a mutually convenient time to discuss the Company’s response and any additional questions that the Commission may have.

Sincerely,

/s/ John W. Rumely, Jr.
John W. Rumely, Jr.
General Counsel

CC:  David Link, Division of Corporation Finance